Exhibit 21.1

Subsidiaries of Sunbelt Rentals Holdings, Inc.

Name of Subsidiary*	Jurisdiction of Incorporation or Organization
Ashtead US Holdings, Inc.	Delaware
Ashtead Holdings, LLC	Delaware
Sunbelt Rentals, Inc.	North Carolina
Sunbelt Rentals Industrial Services LLC	Delaware
Sunbelt Rentals Scaffold Services, Inc.	North Carolina
Sunbelt Rentals Scaffold Services, LLC	Louisiana
Pride Corporation	New York
Ashtead Capital, Inc.	Delaware
Colt Sunbelt Rentals LLC	Delaware
Ashtead Holdings PLC	United Kingdom
Sunbelt Rentals Limited	United Kingdom
Ashtead Financing Limited	United Kingdom
Sunbelt Rentals of Canada Inc.	Canada
William F. White International Inc.	Canada
Sunbelt Rentals (Ireland) Limited	Ireland
Sunbelt Rentals GmbH	Germany
Sunbelt Rentals of the Bahamas, Inc.	Bahamas

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries have been omitted because, when considered in the aggregate, they do not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X).